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11017473

S[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHELOUS PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE, 9th FLOOR
(No. and Street)

NEW YORK, N.Y. 10174
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK R. SAUNDERS (212) 808-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD, G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, MARK R. SAUNDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHELOUS PARTNERS, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANTHONY CARDILLO
Notary Public, State of New York
No. 034860234
Qualified in Bronx County
Commission Expires May 27, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHELOUS PARTNERS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Members of
Achelous Partners, LLC

I have audited the accompanying statement of financial condition of Achelous Partners, LLC (the "company") as of December 31, 2010, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Achelous Partners, LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 19, 2011

ACHELOUS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2010

ASSETS

Assets:		
Cash and cash equivalents		$ 500,842
Receivables from brokers and dealers:		
Other	$ 632	
Securities owned, at market	18,601	19,233
Prepaid expenses		2,591
Total assets		**$ 522,666**

LIABILITIES AND MEMBERS' CAPITAL

Lliabilities:	
Bank loan payable	$ 13,576
Accrued expenses	92,383
Total liabilities	**105,959**
Members' capital	416,707
Total liabilities and members' capital	**$ 522,666**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ACHELOUS PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Organization and significant accounting policies:

Achelous Partners, LLC is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities. The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice. Clients are both public and private most notably the origination and execution of cross-border transactions.

Cash equivalents are defined as amounts, which are readily convertible into cash and highly liquid money market funds. The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Securities owned that are traded on a national exchange are valued at quoted market values as of December 31, 2010. Securities trades are recognized on the trade-date. Dividends are recognized on the ex-dividend date. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Consulting fee revenue is recognized upon the closing of the various deals which the Company is retained to facilitate. Foreign currency transaction gains and losses are included in consulting fee revenue.

No provision for federal or state income taxes has been made since, as a limited liability company, the Company is not subject to these taxes. The Company's income or loss is reportable by its Members on their individual tax returns. A provision has been made for local income taxes.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No.157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No.157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. The following supplementary information is submitted:

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital amounted to $410,303, which was $403,239 in excess of its required net capital of $7,064. The Company's net capital ratio was 25.8 to 1 at December 31, 2010.

3. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

4. **Income Taxes:**

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance the FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also.

ACHELOUS PARTNERS, LLC

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members of:
Achelous Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2010, which were agreed to by Achelous Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7*). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* for the year ended December 31, 2010, as applicable, with the amounts reported in *Form SIPC-7 for the year ended December 31,2010;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7T* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2011

Arnold G. Greene

Achelous Partners, LLC
Schedule of Assessment and Payments
For the year ended December 31, 2010

Total Revenues			**$2,229,213**
SIPC Net operating Revenue			**2,229,213**
SIPC General Assessment at .0025			5,573
Less:	Payments	July 23, 2010	(3,408)
Assessment Balance Due (Paid February 25, 2011)			**$ 2,165**